

November 16, 2012

Via E-mail
Ms. Brandi DeFoor
President and Chief Executive Officer
SECURE NetCheckIn Inc.
13118 Lamar Avenue
Overland Park, KS 66209

> **Re: SECURE NetCheckIn Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed April 2, 2012**
> **File No. 333-173172**

Dear Ms. DeFoor:

We have reviewed your response dated November 7, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

1. We note your response to comments 1 and 7 in our letter dated October 5, 2012. Your response indicates that you will amend your Form 10-K and file your delinquent Forms 10-Q on or before November 12, 2012; however, you have not done so. Please provide us with updated information on when you will file the amended Form 10-K and the delinquent Forms 10-Q. Please file these documents promptly since they contain important information for your investors. Please also ensure that the amended Form 10-K complies with comments 2, 3, 4, 5 and 6 of our letter dated October 5, 2012.

Item 9A. Controls and Procedures

2. We note your response to comment 5 in our letter dated October 5, 2012. Please ensure that you <u>disclose</u> in your amended Form 10-K the changes made in your internal control over financial reporting that occurred during your fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Similarly, for each Form 10-Q filed, please disclose the changes made in your internal control over financial reporting during the fiscal quarter for which the Form 10-Q relates. Refer to Item 308(b) of Regulation S-K.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief